March 1, 2019

Laura Melman
Chief Financial Officer and Treasurer
World Gold Trust
685 Third Avenue, 27th Floor
New York, New York 10017

       Re: World Gold Trust
           Form 10-K for the fiscal year ended September 30, 2018
           Filed November 27, 2018
           File No. 001-37996

Dear Ms. Melman:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2018

Item 9A. Controls and Procedures, page 57

1. We note you provide separate financial statements and audit reports for the Trust and each active series. Separate reports on disclosure controls and procedures and internal control over financial reporting are also required. In addition, you should also include a statement that the CEO/CFO certifications are applicable to each of the series as well as the Trust. Please revise future periodic filings to comply.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Wilson K. Lee, Senior Staff Accountant at (202) 551 - 3468 or Daniel
L. Gordon, Senior Assistant Chief Accountant at (202) 551 - 3486 with any questions.
 Laura Melman
World Gold Trust
March 1, 2019
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                                 Sincerely,
FirstName LastNameLaura Melman
                                 Division of Corporation Finance
Comapany NameWorld Gold Trust
                                 Office of Real Estate and
March 1, 2019 Page 2             Commodities
FirstName LastName